Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

AND

THE BANK OF NEW YORK MELLON

AND

COMPUTERSHARE ADVANTAGE TRUST OF CANADA

Ninth Supplemental Indenture

Dated as of February 27, 2026

THIS NINTH SUPPLEMENTAL INDENTURE (the “Ninth Supplemental Indenture”) dated as of February 27, 2026, is among FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation duly organized and existing under the laws of Canada (the “Corporation”), THE BANK OF NEW YORK MELLON, as the successor U.S. trustee (the “U.S. Trustee”), and COMPUTERSHARE ADVANTAGE TRUST OF CANADA (formerly, BNY TRUST COMPANY OF CANADA), as the successor Canadian trustee (the “Canadian Trustee”, and together with the U.S. Trustee, the “Trustees” and each, a “Trustee”).

WITNESSETH:

WHEREAS, the Corporation has heretofore executed and delivered to the Trustees an indenture dated as of December 1, 1993, as supplemented and amended by the First Supplemental Indenture dated as of May 9, 2011 and the Third Supplemental Indenture dated as of February 26, 2021 (the “Base Indenture” and, as supplemented and amended by this Ninth Supplemental Indenture with respect to the Notes, the “Indenture”), providing for the issuance from time to time of one or more series of Securities;

WHEREAS, the Corporation has duly authorized, as a separate series of Securities under the Base Indenture, its 4.40% Senior Notes due 2036 (the “Notes”);

WHEREAS, subsection 901(7) of the Base Indenture provides that, without the consent of any Holders, the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental to the Base Indenture, to establish the form or terms of Securities of any series as permitted by Sections 201 and 301 of the Base Indenture;

WHEREAS, pursuant to subsection 901(7) of the Base Indenture, the Corporation desires to establish the form and terms of the Notes as a new series of Securities under the Base Indenture;

WHEREAS, the Corporation has duly authorized, executed and delivered this Ninth Supplemental Indenture to establish the Notes as a separate series of Securities under the Base Indenture and to provide for, among other things, the form and terms of the Notes;

WHEREAS, the entry into this Ninth Supplemental Indenture by the parties hereto is in all respects permitted by the provisions of the Base Indenture; and

WHEREAS, all the conditions and requirements necessary to make this Ninth Supplemental Indenture, when duly executed and delivered, a valid and binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled;

NOW THEREFORE, THIS NINTH SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, the Corporation and the Trustees mutually covenant and agree for the equal and proportionate benefit of the Holders of the Notes as follows:

Article 1
Definitions AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions

Except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings assigned to them in the Base Indenture. In the event of any inconsistency between the terms of the Base Indenture and this Ninth Supplemental Indenture, the terms of this Ninth Supplemental Indenture shall prevail with respect to the Notes.

“Authorized Officers” has the meaning specified in Section 3.3 of this Ninth Supplemental Indenture.

“Business Day” has the meaning specified in Section 2.4 of this Ninth Supplemental Indenture.

“Canada Yield Price” has the meaning specified in Section 2.5.1 of this Ninth Supplemental Indenture.

“CDS” means CDS & Co., as nominee of CDS Clearing and Depository Services Inc.

“Co-Obligor” has the meaning specified in Section 2.7 of this Ninth Supplemental Indenture.

“Electronic Means” shall mean the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by either Trustee, or another method or system specified by a Trustee as available for use in connection with its services hereunder.

“Government of Canada Yield” has the meaning specified in Section 2.5.1 of this Ninth Supplemental Indenture.

“Instructions” has the meaning specified in Section 3.3 of this Ninth Supplemental Indenture.

“Interest Payment Date” has the meaning specified in Section 2.4 of this Ninth Supplemental Indenture.

“Par Call Date” has the meaning specified in Section 2.5.1 of this Ninth Supplemental Indenture.

“Regular Record Date” has the meaning specified in Section 2.4 of this Ninth Supplemental Indenture.

1.2	To Be Read with Indenture

This Ninth Supplemental Indenture is a supplemental indenture within the meaning of the Base Indenture, and the Base Indenture and this Ninth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Base Indenture and this Ninth Supplemental Indenture were contained in one instrument with respect to the Notes.

Article 2
THE NOTES

2.1	Designation

There is hereby authorized to be issued under the Indenture a separate series of Securities designated as “4.40% Senior Notes due 2036” (i.e. the Notes).

2.2	Limit to Aggregate Principal Amount and Further Issuance

The aggregate principal amount of Notes which may be issued under this Ninth Supplemental Indenture will be unlimited. The Notes shall initially be limited to an aggregate principal amount of Cdn$400,000,000.

The Corporation may from time to time, without notice to or the consent of the Holders of any series of Securities issued under the Indenture, create and issue further Securities of the same series as the Notes issued on the date hereof, ranking pari passu with the Notes in all respects and having the same terms as the Notes (except for the issue date, issue price and initial Interest Payment Date following the issue date of such further Notes) and so that such further Notes shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the Notes issued on the date hereof. Any such further Notes shall rank equally and ratably with the Notes then Outstanding and shall be treated as a single series of Securities for all purposes under the Indenture.

2.3	Paying Agent; Place of Payment

The Corporation hereby appoints the Canadian Trustee to act as the initial Paying Agent for the Notes. The place of payment for the Notes shall be at the address of the Canadian Trustee, currently located at 88A East Beaver Creek Rd., Richmond Hill, Ontario L4B 4A8.

2.4	Interest and Maturity

The Notes shall bear interest from the date of issuance at the rate of 4.40% per annum and shall mature on February 27, 2036.

Interest on the Notes will be payable in equal semi-annual installments in arrears on February 27 and August 27 each year that the Notes are outstanding (each, an “Interest Payment Date”), commencing August 27, 2026 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, to the persons in whose names the Notes are registered at the close of business on the February 14 and August 14, respectively (whether or not a Business Day) preceding the relevant Interest Payment Date (the “Regular Record Date”).

Interest shall be calculated on the basis of a 365-day calendar year. For the purposes only of the disclosure required by the Interest Act (Canada), and without affecting the amount of interest payable to any Holder of a Note or the calculation of interest on any Note, the yearly rate of interest to which any rate of interest payable under a Note, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.

Principal of and interest on the Notes shall be payable in such coin or currency of Canada as at the time of payment is legal tender for the payment of public and private debts.

If any Interest Payment Date, maturity date or redemption date of the Notes falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest shall be made on the next succeeding Business Day as if made on the date that the payment was due and no interest shall accrue on that payment for such period from and after that Interest Payment Date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding Business Day. The term “Business Day” means any day, other than a Saturday or Sunday, which is not a day on which banking institutions in Toronto, Ontario, are authorized or required by law or executive order to close.

2.5	Optional Redemption

2.5.1       The Notes are redeemable at any time prior to November 27, 2035 (the “Par Call Date”), at the option of the Corporation, in whole at any time or in part from time to time, on not less than 10 days’ nor more than 60 days’ prior notice to the Holders of the Notes, upon payment of a Redemption Price equal to the greater of (a) the Canada Yield Price and (b) par, together, in each case, with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The Notes are redeemable at any time on or after the Par Call Date, at the option of the Corporation, in whole at any time or in part from time to time, on not less than 10 days’ nor more than 60 days’ prior notice to the Holders of the Notes, upon payment of a Redemption Price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

“Canada Yield Price” means, in respect of any redemption of the Notes, a price equal to the price of the Notes calculated to provide an annual yield to the Par Call Date equal to the Government of Canada Yield plus 30 basis points, compounded semi-annually and calculated in accordance with generally accepted financial practice on the Business Day preceding the date on which the Corporation gives notice of redemption pursuant to the Indenture and as provided herein.

“Government of Canada Yield” on any date means the yield to the Par Call Date on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to the Par Call Date. In calculating the Government of Canada Yield for purposes of a redemption of the Notes, the Corporation will use the average of the bid-side yields provided by two major Canadian investment dealers selected by the Corporation.

The Corporation’s actions and determinations in determining any Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

2.6	Selection and Notice of Redemption

In the case of a partial redemption, selection of the Notes for redemption will be made in accordance with the policies and procedures of the depositary.

No Notes of a principal amount of Cdn$1,000 or less shall be redeemed in part. If any Notes are to be redeemed in part only, the notice of redemption that relates to the Notes shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon surrender for cancellation of the original Note. For so long as the Notes are held by CDS (or another depositary) the selection of partially redeemed Notes and the redemption of the Notes shall be conducted in accordance with the policies and procedures of the depositary.

Unless the Corporation defaults in payment of the applicable Redemption Price, on and after the applicable Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Any redemption of the Notes may, at the option of the Corporation, be made subject to conditions and, in such case, the notice of redemption shall state that such redemption shall be conditional upon the occurrence of any event (including a financing, asset disposition or other transaction) and that if such event does not occur, or the occurrence of such event as a condition to the redemption is not waived by the Corporation in its sole discretion, on or prior to the date fixed for such redemption, then such notice shall be of no force or effect and the Corporation shall not be required to redeem the Notes. In the event that such notice of redemption contains such a condition and such condition is not satisfied or waived by the Corporation in its sole discretion, the redemption shall not be made and within a reasonable time thereafter notice shall be given, in the manner in which the notice of redemption was given, that such condition was not satisfied or waived and such redemption was not required to be made, and the Trustee shall promptly return to the Holders thereof any such Notes which had been surrendered for payment upon such redemption. Once a notice of redemption is given in accordance herewith, subject to satisfaction or waiver of any condition specified in such notice, the Notes called for redemption become due and payable on the applicable Redemption Date.

2.7	Co-Obligors and/or Guarantors

When authorized by a Board Resolution of the Corporation and without the consent of any Holders of the Notes, the Corporation and the Trustees may enter into a supplemental indenture to the Indenture in respect of the Notes (but not with respect to any other series of outstanding Securities), in accordance with the terms of the Indenture, for the purpose of adding one or more subsidiaries of the Corporation as a co-obligor (whether as an additional issuer or a guarantor) (each, a “Co-Obligor”) of the Notes and the Indenture with respect to the Notes; provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States or the District of Columbia, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Bermuda, (5) Barbados or (6) any country that is a member of the European Union. Any such Co-Obligor shall be jointly and severally liable with the Corporation to pay the principal, premium, if any, and interest on the Notes and all other amounts payable by the Corporation under the Indenture in respect of the Notes. The Corporation shall only add a Co-Obligor of the Notes if the Corporation determines that adding a Co-Obligor would (i) not result in a disposition of the Notes by any Holder for Canadian federal income tax purposes and (ii) not adversely affect the interests of the Holders of any outstanding series of Securities under the Indenture in any material respect.

2.8	Mergers, Consolidations, Etc.

With respect to the Notes, Section 801 of the Base Indenture is hereby amended and restated as follows (additions marked in bold italics; deletions in ~~strikethrough italics~~):

“SECTION 801. Corporation May Consolidate, etc., Only on Certain Terms. The Corporation and/or any Co-Obligor shall not amalgamate or consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless:

(1)	the corporation formed by such amalgamation or consolidation or into which the Corporation and/or any Co-Obligor is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Corporation and/or any Co-Obligor substantially as an entirety (if other than the Corporation and/or any Co-Obligor) (A) shall be a corporation, partnership, company or trust organized and validly existing under (i) in the case of the Corporation, the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia, or (ii) in the case of a Co-Obligor, the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia or the laws of the jurisdiction of organization of such Co-Obligor (prior to giving effect to such transaction), and (B) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustees, in form satisfactory to the Trustees, the Corporation’s and/or such Co-Obligor’s (as applicable) obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the Outstanding Securities, all other amounts payable by the Corporation or a Co-Obligor (as applicable) pursuant to this Indenture and the performance and observance of every covenant of this Indenture on the part of the Corporation or the Co-Obligor (as applicable) to be performed or observed;

(2)	immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing; and

(3)	the Corporation or the Co-Obligor (as applicable) has delivered to the Trustees an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

This Section shall only apply to a merger or consolidation in which the Corporation or the Co-Obligor (as applicable) is not the surviving corporation and to conveyances, leases and transfers by the Corporation or the Co-Obligor (as applicable) as transferor or lessor.”

2.9	Successors upon Mergers, Consolidations, Etc.

With respect to the Notes, Section 802 of the Base Indenture is hereby amended and restated as follows (additions marked in bold italics; deletions in ~~strikethrough italics~~):

“SECTION 802. Successor Person Substituted. Upon any amalgamation or consolidation by the Corporation and/or any Co-Obligor with or merger by the Corporation and/or any Co-Obligor into any other corporation or any conveyance, transfer or lease of the properties and assets of the Corporation and/or any Co-Obligor substantially as an entirety in accordance with Section 801, the successor Person formed by such amalgamation or consolidation or into which the Corporation and/or any Co-Obligor (as applicable) is merged or the successor Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation and/or any Co-Obligor (as applicable) under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and in the event of any such conveyance or transfer, the Corporation and/or any Co-Obligor (as applicable) (which term, in either case, shall for this purpose mean the Person named as the “Corporation” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 801), except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and may be dissolved and liquidated.”

2.10	Events of Default

The Event of Default in respect of the Notes are as set forth in Section 501 of the Base Indenture, except as modified below.

With respect to the Notes, Section 501(5) of the Base Indenture is hereby amended and restated as follows (additions marked in bold italics; deletions in ~~strikethrough italics~~):

“(5) (A) there shall have occurred a default by the Corporation in the payment, at the stated maturity, of any Debt (including a default with respect to Securities of any series other than that series) in an amount in excess of US$100,000,000 ~~10,000,000~~ outstanding under or evidenced by any single indenture or instrument (including this Indenture), whether such Debt now exists or shall hereafter be created, and such default shall have continued after any applicable grace period and shall not have been cured or waived or (B) Debt of the Corporation in an amount in excess of US$100,000,000 ~~10,000,000~~ outstanding under or evidenced by any single indenture or instrument (including this Indenture), whether such Debt now exists or shall hereafter be created, shall have been accelerated or otherwise declared due and payable prior to the stated maturity thereof, and such Debt shall not have been discharged, or such acceleration shall not have been rescinded or annulled, within 10 days after notice thereof shall have been given, by registered or certified mail, to the Corporation by the Trustees, or to the Corporation and the Trustees by the Holders of at least 25% in aggregate principal amount of ~~all of~~ the ~~Securities~~ Notes at the time Outstanding; or”

2.11	Form

The Notes shall be issuable and transferable in fully registered form, without coupons. The Notes and the certificate of the Trustee endorsed thereon shall be issuable initially as one or more global Securities in minimum denominations of Cdn$1,000 and integral multiples of Cdn$1,000 in excess thereof and shall be substantially in the form set forth in Annex A, hereto. The depositary for the Notes in the form of global Securities shall be CDS.

2.12	Holder Redemption; Sinking Funds

The Notes shall not be redeemable at the option of the Holder prior to maturity and shall not be subject to any sinking fund.

Article 3
MISCELLANEOUS

3.1	Effectiveness.

This Ninth Supplemental Indenture shall become effective as of the date first written above, and the Base Indenture shall be amended and supplemented in accordance herewith, and this Ninth Supplemental Indenture shall form a part of the Base Indenture for all purposes with respect to the Notes.

3.2	Base Indenture Remains in Full Force and Effect.

Except as amended and supplemented by this Ninth Supplemental Indenture with respect to the Notes, all provisions in the Base Indenture shall remain in full force and effect.

3.3	Electronic Means

The Trustees shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to the Indenture and any related financing documents and delivered using Electronic Means; provided, however, that the Corporation, shall provide to the Trustees an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing. If the Corporation elects to give the Trustees Instructions using Electronic Means and a Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Corporation understands and agrees that the Trustees cannot determine the identity of the actual sender of such Instructions and that the Trustees shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustees have been sent by such Authorized Officer. The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustees and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Corporation. The Trustees shall not be liable for any losses, costs or expenses arising directly or indirectly from either Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustees, including without limitation the risk of a Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustees and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustees immediately upon learning of any compromise or unauthorized use of the security procedures.

3.4	Severability.

In case any provision in this Ninth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

3.5	Headings.

The Article and Section headings of this Ninth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Ninth Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

3.6	Benefits of Ninth Supplemental Indenture, etc.

Nothing in this Ninth Supplemental Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Base Indenture, this Ninth Supplemental Indenture or the Notes.

3.7	Successors.

All agreements of the Corporation and the Trustees in this Ninth Supplemental Indenture shall bind their successors and permitted assigns.

3.8	Trustees Not Responsible for Recitals.

The recitals contained herein shall be taken as the statements of Corporation and the Trustees assume no responsibility for their correctness. The Trustees shall not be liable or responsible for the validity or sufficiency of this Ninth Supplemental Indenture.

3.9	Rights of the Trustees.

In entering into this Ninth Supplemental Indenture, the Trustees shall be entitled to the benefit of every provision of the Base Indenture relating to the conduct or affecting the liability or affording protection to the Trustees, whether or not elsewhere herein so provided.

3.10	Governing Law; Waiver of Jury Trial.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS NINTH SUPPLEMENTAL INDENTURE. This Ninth Supplemental Indenture is subject to the provisions of Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS NINTH SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.11	Counterpart Originals.

The parties may sign any number of copies of this Ninth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart signature page by e-mail (PDF) or other electronic signature means shall be effective as delivery of a manually executed counterpart of this Ninth Supplemental Indenture.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Ninth Supplemental Indenture to be duly executed, all as of the date first above written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Amy Sherk
	Name:	Amy Sherk
	Title:	Vice President and Chief Financial Officer

By:	/s/ Derek Bulas
	Name:	Derek Bulas
	Title:	Vice President, Chief Legal Officer & Corporate Secretary

THE BANK OF NEW YORK MELLON, as the U.S. Trustee

By:	/s/ April Bradley
	Name:	April Bradley
	Title:	Agent

COMPUTERSHARE ADVANTAGE TRUST OF CANADA, as the Canadian Trustee

By:	/s/ Francis Nixon
	Name:	Francis Nixon
	Title:	Manager, Corporate Trust

By:	/s/ Aby Varughese
	Name:	Aby Varughese
	Title:	Vice-President, Client Service Manager

[Signature Page to Ninth Supplemental Indenture]

Annex A

Form of the Notes

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Fairfax Financial Holdings Limited or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Organized under the laws of Canada)

4.40% SENIOR NOTES DUE 2036

Cdn$ ●

No. ●	CUSIP: 303901CB6
ISIN: CA303901CB62

Fairfax Financial Holdings Limited, a corporation duly organized and existing under the laws of Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CDS & Co., or its registered assigns, the principal sum of ● MILLION CANADIAN DOLLARS (CDN$●) (as may be modified by the Schedule of Increases and Decreases of Global Security attached hereto) on February 27, 2036 at the office or agency of the Corporation maintained for such purpose in the City of Toronto, Ontario, and to pay interest semi-annually in arrears on February 27 and August 27 in each year that the Securities of this series is outstanding (each, an “Interest Payment Date”), commencing August 27, 2026, from February 27, 2026 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 4.40% per annum, until the principal hereof is paid or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be February 14 or August 14 (whether or not a Business Day), as the case may be, next preceding the relevant Interest Payment Date for the Securities of this series. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees (as defined below), notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, all as more fully provided in said Indenture.

Interest on this Security will be computed on the basis of a 365-day calendar year.

This Security is one of the duly authorized Securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an indenture dated as of December 1, 1993 (the “Base Indenture”), among the Corporation, The Bank of New York Mellon, a corporation duly organized and existing under the laws of the State of New York, as the successor U.S. trustee (herein called the “U.S. Trustee”, which term includes any successor U.S. trustee under the Indenture with respect to the Securities in this series), and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), a trust company duly incorporated and existing under the laws of Canada, as the successor Canadian trustee (herein called the “Canadian Trustee”, which term includes any successor Canadian trustee under the Indenture with respect to the Securities of this series, and, collectively with the U.S. Trustee, the “Trustees”) as amended by the first supplemental indenture dated as of May 9, 2011 (the “First Supplemental Indenture”), the third supplemental indenture dated as of February 26, 2021 (the “Third Supplemental Indenture”) and the ninth supplemental indenture dated as of February 27, 2026 (the “Ninth Supplemental Indenture” and together with the Base Indenture, the First Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”) to which reference is hereby made for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Corporation, the Trustees and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the Securities of the series designated as 4.40% Senior Notes due 2036, unlimited in aggregate principal amount. Additional Securities of this series may be issued by the Corporation from time to time.

The Securities of this series will be direct, unsecured obligations of the Corporation and will rank equally and ratably with all of the Corporation’s other unsecured and unsubordinated indebtedness. The Securities of this series will rank among themselves equally and ratably without preference or priority.

The Corporation is subject to certain covenants as described in the Indenture. If an Event of Default with respect to the Securities of this series (as described in Section 2.10 of the Ninth Supplemental Indenture) shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Securities of this series are redeemable at the Redemption Price as described in Section 2.5.1 of the Ninth Supplemental Indenture and will be subject to the terms of any applicable supplemental indenture entered into as contemplated in Section 2.7 of the Ninth Supplemental Indenture and as described in such applicable supplemental indenture.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation, the Security Registrar and any transfer agent duly executed by, the Holder hereof or his attorney duly authorized in writing with such signature guaranteed by a commercial bank reasonably acceptable to the Security Registrar or by a member of a national securities exchange, and thereupon one or more new Securities of this series for the same aggregate principal amount will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in minimum denominations of Cdn$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations herein and therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

Modifications and Amendments

The Indenture permits, with certain exceptions as therein provided, the Corporation and the Trustees to enter into supplemental indentures to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of the Securities under the Indenture with the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities to be affected. The Indenture also permits the Holders of not less than a majority in principal amount of all Outstanding Securities affected, on behalf of the Holders of all such Securities, to waive compliance by the Corporation with certain provisions of the Indenture. In addition, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series, on behalf of the Holders of all of the Securities of such series (or, in some cases, the Holders of not less than a majority in principal amount of all Outstanding Securities, on behalf of the Holders of all such Securities) may waive certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon the Holder of this Security and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security or any such other Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security as herein provided and at the place, rate and respective times, and in the coin or currency, herein and in the Indenture prescribed.

Defined Terms

Unless otherwise defined herein, all terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture. To the extent that any term of this Security conflicts with any term of the Indenture, the term of this Security shall supersede and replace the applicable term of the Indenture with respect to the Securities of this series (but not the Securities of any other series). Each Holder of this Security, by accepting the same, agrees to and shall be bound by the provisions of the Indenture.

Governing Law

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Authentication

Unless the certificate of authentication hereon has been manually executed by or on behalf of either the U.S. Trustee or the Canadian Trustee, this Security shall not be entitled to any benefits under the Indenture or be valid or obligatory for any purpose.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed under its corporate seal.

Dated: ___________, 2026

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:
	Name:	Amy Sherk
	Title:	Vice President and Chief Financial Officer

Attest:
Peter Clarke
President and Chief Operating Officer

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
(Certificate of Authentication may be
executed by either Trustee)

This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

COMPUTERSHARE ADVANTAGE TRUST OF CANADA,
as Canadian Trustee

By:
Authorized Signature

SCHEDULE OF INCREASES AND DECREASES OF GLOBAL SECURITY

Initial Principal Amount of Global Security: Cdn$400,000,000

Date	Amount of Increase in Principal Amount of Global Security	Amount of Decrease in Principal Amount of Global Security	Principal Amount of Global Security After Increase or Decrease	Notation by Security Registrar or Security Custodian